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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: October, 2007
Commission File Number 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

THIRD QUARTER NEWS
RELEASE
Investor Contact : John Farina
E-MAIL: shareholder@namtai.com
Unit C, 17/F, Edificio Comercial Rodrigues
WEB : www.namtai.com
599 da Avenida da Praia Grande, Macao, China
TEL: (853) 2835 6333 FAX: (853) 2835 6262
NAM TAI ELECTRONICS, INC.
Q3 2007 Sales down 6%, Gross profit margin improves to 12.7% and EPS at 28 cents
MACAO, PRC — October 29, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the third quarter and nine months ended September 30, 2007.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine Months Results
	Q3 2007	Q3 2006	YoY (%)	9M 2007	9M 2006	YoY(%)

Net sales	$204,485	218,516	(6.4)	$593,886	$640,527	(7.3)
Gross profit	$26,038	22,323	16.6	$65,984	$64,211	2.8
% of sales	12.7%	10.2%	—	11.1%	10.0%	—
Operating income	$13,940	12,436	12.1	$32,991	$45,084	(26.8)
% of sales	6.8%	5.7%	—	5.6%	7.0%	—
per share (diluted) (a)	$0.31	$0.28	10.7	$0.74	$1.03	(28.2)
Net income	$12,694	12,093	5.0	$59,898	$43,080	39.0
% of sales	6.2%	5.5%	—	10.1%	6.7%	—
Basic earnings per share (a)	$0.28	$0.28	—	$1.35	$0.99	36.4
Diluted earnings per share (a)	$0.28	$0.28	—	$1.34	$0.99	35.4
Weighted average number of shares (‘000’)
Basic	44,804	43,787	—	44,509	43,674	—
Diluted	44,805	43,787	—	44,805	43,726	—

Note:

(a)	Earnings per share calculation includes 1,017,149 common shares registered in the name of Bank of China Hong Kong Limited in compliance with the November 2006 decision of the Privy Council of the United Kingdom
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) above, management utilizes a measure of operating income, net income and earnings per share on a non-GAAP basis that excludes certain income/expenses as below to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as gains on disposal of marketable securities, gains on disposal of assets held for sale, losses on marketable securities arising from split share structure reform, or other infrequent or unusual items. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable

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to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with US GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Nine months ended
	September 30,				September 30,
	2007		2006		2007		2006
	million	per share	million	per share	million	per share	million	per share
		(diluted)		(diluted)		(diluted)		(diluted)

GAAP Operating Income	13.9	0.31	12.4	0.28	33.0	0.74	45.1	1.03
Add back/(Less):
- gain on disposal of asset held for sale	—	—	—	—	—	—	(9.3)	(0.21)

Non-GAAP Operating Income	13.9	0.31	12.4	0.28	33.0	0.74	35.8	0.82

GAAP Net Income	12.7	0.28	12.1	0.28	59.9	1.34	43.1	0.99
Add back/(Less):
- gain on disposal of asset held for sale	—	—	—	—	—	—	(9.3)	(0.21)
- loss on marketable securities arising from split share structure reform	—	—	—	—	—	—	1.3	0.03
- gain on disposal of marketable securities (a)	—	—	—	—	(28.0)	(0.63)	—	—
- gain on sales of subsidiaries’ shares	—	—	—	—	(0.4)	(0.01)	—	—

Non-GAAP Net Income	12.7	0.28	12.1	0.28	31.5	0.70	35.1	0.81

Weighted average number of shares —diluted (‘000)	44,805		43,787		44,805		43,726

Note:

(a)	As announced on April 24, 2007, the Company, through a subsidiary of one of its Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), disposed of all of its 80,600,173 A Shares of TCL Corporation on April 20 and April 23, 2007 through market sales on the Shenzhen Stock Exchange for an aggregate of approximately $54 million, resulting in a one-off gain of approximately $28 million net of the portion attributable to minority interests.
THIRD QUARTER REVIEW
Sales in the third quarter decreased 6% as compared to the same quarter of last year mainly as a consequence of a decline in business from the telecommunication components assembly (“TCA”) segment. This product segment is dependent on demand in the mobile phone market and one of our indirect customers suffered a substantial drop in sales volume in its mobile devices business in Asia and Europe. Thus, we and other participants in the mobile phone supply chain were inevitably affected. On a sequential basis, our total revenue experienced a 3% quarterly growth rate since the 1st quarter of 2007 and gross profit margins improved from 9.0% in the first quarter, to 11.5% in the second quarter to 12.7% in the third quarter. Although the business environment remains competitive and challenging, from our efforts focusing on sales in other segments, sales of LCD products segment grew by 3% and 4% during the third quarter and nine months ended September 30, 2007, respectively, and sales in our consumer electronics and communication products (“CECP”) segment grew by 21% and 16% during the third quarter and nine months ended September 30, 2007, respectively, the latter particularly from
[Press Release]

increased sales of mobile phone accessories such as speaker stands and headsets containing Bluetooth® wireless technology*, educational devices such as FLY Fusion™ Pentop Computers* and home entertainment products such as gaming accessories.
Net sales in the third quarter of 2007 were $204.5 million, a decrease of 6.4% as compared to $218.5 million in the third quarter of 2006. Gross profit in the third quarter of 2007 was $26.0 million, an increase of 16.6% as compared to $22.3 million in the same period last year. Operating income in the third quarter of 2007 was $13.9 million, or $0.31 per share (diluted), an increase of 12.1% as compared to operating income of $12.4 million, or $0.28 per share (diluted) for the same period last year. Net income in the third quarter of 2007 was $12.7 million, an increase of 5.0% as compared to $12.1 million in the third quarter of 2006. Basic and diluted earnings per share in the third quarter of 2007 were $0.28 per share, same as compared to the third quarter of 2006.
For the nine months ended September 30, 2007, Nam Tai’s net sales were $593.9 million, a decrease of 7.3% as compared to $640.5 million in the same period last year. Gross profit was $66.0 million, an increase of 2.8% as compared to $64.2 million in the same period in year 2006. Operating income for the first nine months of 2007 was $33.0 million, or $0.74 per share (diluted), a decrease of 26.8% as compared with $45.1 million, or $1.03 per share (diluted), in the same period last year. Net Income for the first nine months of 2007 was $59.9 million, or $1.34 per share (diluted), an increase of 39.0% as compared to $43.1 million or $0.99 per share (diluted) in the same period last year.
Non-GAAP operating income for the first nine months of 2007 was $33.0 million, or $0.74 per share (diluted), compared to non-GAAP operating income of $35.8 million, or $0.82 per share (diluted) for the same period last year. Non-GAAP net income for the first nine months of 2007 was $31.5 million or $0.70 per share (diluted), a decrease of 10.3% as compared to $35.1 million, or $0.81 per share (diluted), for the same period in 2006.
The Company’s financial position remains strong ending the quarter with $257.7 million cash on hand even after capital expenditures of $2.7 million and second quarter dividends of $9.4 million paid to shareholders on July 21, 2007.
COMPANY OUTLOOK
The third quarter of 2007 remained difficult for the Company as the same challenging business climate that we experienced in first and second quarters continued into third quarter. The competitive environment remains intense and we expect resulting pricing pressure from customers to remain a significant challenge for the electronics manufacturing services industry in the coming quarters and years. Additionally, we will also have to face issues such as the continuing appreciation of Renminbi, changing tax and labor law, shortages of electricity supply and increases in overhead expenses resulting from inflation. In the near term we expect any increases in demand for products in our TCA segment to be offset by seasonal decreases in our other product segments. We continue to concentrate our efforts to improve manufacturing efficiencies, broaden our product offerings and diversify our customer base. The sequential improvement in our gross profit margins during 2007 appears to indicate that certain of these efforts have been successful and have helped us to manage operations in this tough business environment and position us to maintain profitability.
In furtherance of our previously announced expansion projects, our current development of new production facilities in Shenzhen Guangming Hi-Tech Industrial Park is in progress. We are still

*   Note with respect to our use of “Bluetooth” and FLY Fusion in this press release: The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license. The trademark Fly Fusion is owned by Leapfrog.
[Press Release]

awaiting notification from the PRC government before making the remaining balance payment of approximately $6.7 million. In September 2007, we held a stone-laying ceremony for the foundation of our planned facility in Wuxi, Jiangsu Province of the PRC and are targeting the commencement of manufacturing operations at our Wuxi facilities for early 2009.
SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2007
1. Quarterly Sales Breakdown
(In thousands of US Dollars, except percentage information)

			YoY(%)	YoY(%)
Quarter	2007	2006	(Quarterly)	(Quarterly accumulated)
1st Quarter	191,571	208,358	(8.1)	(8.1)
2nd Quarter	197,830	213,653	(7.4)	(7.7)
3rd Quarter	204,485	218,516	(6.4)	(7.3)
4th Quarter		229,647

Total	593,886	870,174

2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2007		2006
	Q3	YTD	Q3	YTD
Segments	(%)	(%)	(%)	(%)
Consumer Electronic and Communication Products	44%	37%	23%	21%
Telecommunication Component Assembly	44%	52%	68%	72%
LCD Products	12%	11%	9%	7%
	100%	100%	100%	100%
3. Key Highlights of Financial Position

	As at September 30,		As at December 31,
	2007	2006	2006
Cash on hand (a)	$257.7 million	$227.0 million	$221.1 million
Marketable securities	—	$22.9 million	$24.4 million
Ratio of cash (a) to current liabilities	1.74	1.27	1.36
Current ratio	2.81	2.33	2.46
Ratio of total assets to total liabilities	3.63	3.02	3.23
Return on equity	24.3%	18.3%	13.0%
Ratio of total liabilities to equity	0.44	0.57	0.52
Debtors turnover	53 days	55 days	49 days
Inventory turnover	17 days	15 days	14 days
Average payable period	59 days	65 days	59 days

Note:

(a) Includes cash equivalents.
4. Developments in Class Action Litigation
As Nam Tai has previously reported and announced, the court denied the plaintiffs’ motion for class certification on August 21, 2007. A conference with the court originally scheduled to be heard on October 23, 2007 has been postponed without a new fixed date. The Company shall continue to provide updates of developments in this matter.
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5. Tele-Art/Bank of China Litigation
As previously announced, and in compliance with the November 2006 decision of the Privy Council of the United Kingdom, we reinstated 1,017,149 of our common shares we previously redeemed from Tele-Art Inc. (“Tele-Art”), registered them on our stock register in the name of Bank of China Hong Kong Limited (“BOC”) and delivered the share certificates to BOC. We have been advised that BOC has disposed of 539,830 common shares of the Company in early September 2007 to satisfy the debt due from Tele-Art to BOC. The remaining 477,319 shares (“Remaining Shares”) have been returned and received by the Liquidator of Tele-Art (the “Liquidator”) in early October. The Company is working with the Liquidator and is consulting with its legal counsel as to the appropriate procedure for the disposal of the Remaining Shares to be applied to the unsecured claims against Tele-Art in liquidation, of which the Company believes its claims amount to approximately 95% of the total unsecured claim against Tele-Art. Nam Tai plans to continue to provide updates of material developments in this matter as they occur and will record the appropriate amount recovered, if any, in its financial statements in accordance with US GAAP.
6. Reorganization of Nam Tai Group
On October 8, 2007, Nam Tai announced that it intends to seek to reorganize the group structure of its subsidiaries in an effort to realize many of the same benefits that Nam Tai hoped to achieve by its proposed privatization of its two Hong Kong Stock Exchange-listed subsidiaries in 2005. The Company believes that through the successful completion of the proposed reorganization it can achieve a more simplified group structure; facilitate greater understanding by investors and analysts of the components of Nam Tai and the metrics of its group operations and the enterprise as a whole; centralize resource allocation; reduce post-transaction overhead costs; and strengthen management control. This reorganization proposal has been approved by the boards of the Company, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“J.I.C.”) and requires approval of the majority of the public-float shares of NTEEP and J.I.C. Extraordinary general meetings for each of these companies to seek approval of the independent shareholders to the reorganization are to be scheduled in November 2007.
THIRD QUARTER RESULTS ANALYST CONFERENCE CALL
The Company will hold a conference call on Monday, October 29, 2007 at 8:00 a.m. Eastern Time for analysts to discuss the third quarter results with Nam Tai’s management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (612) 332-0107 just prior to its start time.
DIVIDENDS
The record date for the fourth quarter dividend of $0.21 per share is December 31, 2007 and the payment date is on or before January 21, 2008.
[Press Release]

Schedule for quarterly dividends for fiscal year 2007 are as follows:

			Dividend
Quarterly Payment	Record Date	Scheduled Payment Date	(per share)
Q1/07	March 31, 2007	On or before April 21, 2007 (Paid)	$0.21
Q2/07	June 30, 2007	On or before July 21, 2007 (Paid)	$0.21
Q3/07	September 30, 2007	On or before October 21, 2007 (Paid)	$0.21
Q4/07	December 31, 2007	On or before January 21, 2008	$0.21
Full Year 2007			$0.84
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Statements concerning management’s optimism regarding Nam Tai’s profitability, management’s assessment of future demands and market conditions, management’s estimates of when its expansion projects in Wuxi, PRC will be available for production, and management’s assessment regarding the benefits expected from the ongoing reorganization of its group operations, if successfully completed, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect management’s views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of our future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release.
Whether management’s optimism regarding Nam Tai’s prospect to maintain profitability will be realized, whether management’s assessment of future demands and market conditions will prove true and expectancies regarding Nam Tai’s position to meet such demands and requirements, whether the Company can or will be able to meet the stages of its planned expansion by the dates currently expected whether Nam Tai capital expenditures to achieve expanded capacity will result in material increases in revenues or result in increased or any profit, will depend upon future sales orders will depend on Nam Tai’s actual ability to contain manufacturing costs and the actual level of capital expenditures required for each of the planned expansion projects. Whether management’s expectations of benefits to be achieved from the ongoing reorganization of its group operations will depend on the satisfaction of various conditions to the completion of that organization, which may not occur. Nam Tai’s growth, operating income, available cash, cash flows and levels of capital expenditures may be adversely affected by numerous factors including Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates; Nam Tai being subject to continuing pressure on its margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, taxation, trade regulation, currency exchange rates, increasing labor costs, inflation and income taxes; the timing and amount of significant orders from customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue growth, if any; the financial condition of Nam Tai’s customers and vendors and those companies in which Nam Tai holds marketable securities or other investments; the availability and increasing costs of materials and other components needed to manufacture its products; adverse results in litigation, including its on-going securities class action litigation; potential shortages of materials or skilled labor needed for its
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planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed to permit expansion or continue existing operations, other unexpected project delays or unanticipated costs increases; risks of expanding into new areas of the PRC where Nam Tai’s has not yet conducted business, diversion of management’s attention to expansion and its management to new locations and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States or Taiwan; the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions that affect demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include the failure of our growth, if any, or operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the electronics manufacturing services, or EMS, industry, the sale or availability for sale, of the Redeemed Shares by BOC or Tele-Art’s liquidator to satisfy the claims of Tele-Art’s creditors or one or more of the factors discussed in Item 3. Key Information — Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission (“SEC”).
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F, copies of which may be obtained by contacting Nam Tai using the contact information provided above, or from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of October 26, 2007. Nam Tai undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.
[Press Release]

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Net sales	$204,485	$218,516	$593,886	$640,527
Cost of sales	178,447	196,193	527,902	576,316

Gross profit	26,038	22,323	65,984	64,211

Gain on disposal of asset held for sale	—	—	—	9,258

Costs and expenses
Selling, general and administrative expenses	9,489	7,947	25,782	22,539
Research and development expenses	2,609	1,940	7,211	5,846

	12,098	9,887	32,993	28,385

Operating Income	13,940	12,436	32,991	45,084

Other income (expenses), net	1,071	(153)	1,394	(761)
Gain on disposal of marketable securities	—	—	43,815	—
Gain on sales of subsidiaries’ shares	—	—	390
Loss on marketable securities arising from split share structure reform	—	—	—	(1,869)
Interest income	2,349	2,328	6,823	6,146
Interest expense	(121)	(144)	(331)	(456)

Income before income taxes and minority interests	17,239	14,467	85,082	48,144
Income taxes	(1,211)	(44)	(5,125)	(307)

Income before minority interests	16,028	14,423	79,957	47,837
Minority interests	(3,334)	(2,330)	(20,059)	(4,757)

Net income	$12,694	12,093	$59,898	43,080

Earnings per share
Basic	$0.28	$0.28	$1.35	$0.99

Diluted	$0.28	$0.28	$1.34	$0.99

Weighted average number of shares (‘000’)
Basic	44,804	43,787	44,509	43,674
Diluted	44,805	43,787	44,805	43,726
[Press Release]

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(In Thousands of US Dollars)

	Unaudited	Audited
	September 30	December 31
	2007	2006

		(note)
ASSETS
Current assets:
Cash and cash equivalents	$257,746	$221,084
Marketable securities	—	24,360
Accounts receivable, net	115,634	117,561
Inventories	33,113	30,894
Prepaid expenses and other receivables	4,245	2,503
Income tax recoverable	6,696	4,316
Deferred tax assets — current	22	—

Total current assets	417,456	400,718

Property, plant and equipment, net	96,972	102,721
Land use right	3,955	2,673
Deposits for property, plant and equipment	1,727	609
Deposits for land use right	2,223	2,880
Goodwill	20,296	18,476
Deferred tax assets	1,888	—
Other assets	1,194	1,158

Total assets	$545,711	$529,235

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$5,204	$4,516
Long-term bank loans — current portion	2,315	1,750
Accounts payable	112,981	125,893
Accrued expenses and other payables	17,105	13,649
Dividend payable	9,308	16,639
Income tax payable	1,639	166

Total current liabilities	148,552	162,613

Long-term bank loans — non-current portion	1,893	1,100

Total liabilities	150,445	163,713

Minority interests	56,163	48,428

Shareholders’ equity:
Common shares	448	438
Reinstatement of redeemed shares	—	17,159
Additional paid-in capital	281,859	264,393
Retained earnings	56,802	25,030
Accumulated other comprehensive income (Note 1)	(6)	10,074

Total shareholders’ equity	339,103	317,094

Total liabilities and shareholders’ equity	$545,711	$529,235
	-

Note: Information extracted from the audited financial statements included in the 2006 Form 20-F of the Company filed on March 19, 2007.
[Press Release]

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$12,694	$12,093	$59,898	$43,080
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,518	4,593	15,831	14,191
Net (gain) loss on disposal of property, plant and equipment	(21)	(50)	23	(190)
Gain on disposal of marketable securities	—	—	(43,815)	—
Gain on sales of subsidiaries’ shares	—	—	(390)	—
Share-based compensation expenses	36	84	353	770
Gain on disposal of asset held for sale	—	—	—	(9,258)
Loss on marketable securities arising from split share structure reform	—	—	—	1,869
Minority interests	3,334	2,330	20,059	4,757
Deferred income taxes	(44)	—	(1,915)	—
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(14,082)	(15,157)	1,927	(2,514)
Decrease (increase) in inventories	3,715	(3,346)	(2,248)	(485)
Increase in prepaid expenses and other receivables	(1,455)	(1,942)	(1,746)	(2,186)
Increase in income taxes recoverable	(5,204)	(215)	(2,383)	(1,527)
(Decrease) increase in notes payable	(4,889)	1,044	688	763
Increase (decrease) in accounts payable	1,766	29,047	(12,912)	16,054
Increase (decrease) in accrued expenses and other payables	1,724	(2,347)	3,456	(4,516)
(Decrease) increase in income tax payable	(293)	—	1,473	—
Others	(1,450)	(150)	(442)	(592)

Total adjustments	(11,345)	13,891	(22,041)	17,136

Net cash provided by operating activities	$1,349	$25,984	$37,857	$60,216

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,716)	(4,697)	(10,436)	(11,109)
Increase in deposits for purchase of property, plant and equipment	(794)	(4,420)	(1,118)	(8,495)
(Increase) decrease in other assets	(36)	—	(36)	166
Increase in deposit for purchase of land	—	—	(736)	—
Acquisition of additional shares in subsidiaries	—	(1,010)	(13,808)	(3,130)
Proceeds from disposal of asset held for sale	—	—	—	20,170
Proceeds from disposal of property, plant and equipment	412	101	426	286
Proceeds from disposal of marketable securities	—	—	53,914	—
Proceeds from sales of subsidiaries shares	—	—	7,287	—

Net cash provided by investing activities	$(3,134)	$(10,026)	$35,493	$(2,112)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(12,440)	$(16,639)	$(38,488)	$(49,285)
Repayment of bank loans	(437)	(1,191)	(1,312)	(5,157)
Proceeds from bank loans	2,670	—	2,670	3,480
Proceeds from shares issued on exercise of options	—	—	—	5,439

Net cash used in financing activities	$(10,207)	$(17,830)	$(37,130)	$(45,523)

Net (decrease) increase in cash and cash equivalents	(11,992)	(1,872)	36,220	12,581
Cash and cash equivalents at beginning of period	268,288	228,738	221,084	213,843
Effect of exchange rate changes on cash and cash equivalents	1,450	150	442	592

Cash and cash equivalents at end of period	$257,746	$227,016	$257,746	$227,016

[Press Release]

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(In Thousands of US Dollars)
1.	Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain on marketable securities. The comprehensive income of the Company was $49,818 and $51,134 for the nine months ended September 30, 2007 and September 30, 2006, respectively.

2.	Business segment information – The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

NET SALES:
- CECP	$90,275	$50,731	$220,566	$129,422
- TCA	90,702	148,538	310,710	462,924
- LCDP	23,508	19,247	62,610	48,181

Total net sales	$204,485	$218,516	$593,886	$640,527

NET INCOME:
- CECP	$8,835	$4,548	$48,815	$8,923
- TCA	3,745	6,218	10,906	22,384
- LCDP	282	1,169	846	2,575
- Corporate	(168)	158	(669)	9,198

Total net income	$12,694	$12,093	$59,898	$43,080

	Unaudited	Audited
	September	Dec. 31,
	30, 2007	2006

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$248,294	$181,634
- TCA	140,002	170,129
- LCDP	64,445	58,172
- Corporate	92,970	119,300

Total assets	$545,711	$529,235

[Press Release]

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(In Thousands of US Dollars)
3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	204,485	218,516	593,886	640,527
Intercompany sales	63	52	212	348

- Intercompany eliminations	(63)	(52)	(212)	(348)

Total net sales	$204,485	$218,516	$593,886	$640,527

NET INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$8,555	$6,048	$45,925	$12,563
- Macao	5,082	6,747	16,645	24,610
- Hong Kong	(943)	(702)	(2,672)	5,907

Total net income	$12,694	$12,093	$59,898	$43,080

	Unaudited	Audited
	Sept. 30, 2007	Dec. 31, 2006

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$100,751	$105,123
- Macao	9	39
- Hong Kong	167	232

Total long-lived assets	$100,927	$105,394

[Press Release]

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date October 30, 2007	By:	/s/ John Q. Farina
		Name:	John Q. Farina
		Title:	Chief Financial Officer